Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on February 11, 2022.

Leading Independent Proxy Advisory Firm ISS Recommends Momentive Stockholders Vote

“FOR” the Transaction with Zendesk

Highlights Robust and Comprehensive Strategic Review Undertaken by the Momentive Board to Maximize Value for Stockholders

SAN MATEO, Calif. – February 11, 2022 – Momentive Global (NASDAQ: MNTV), an agile experience management company, today announced that leading independent proxy advisory firm Institutional Shareholder Services, Inc. (“ISS”) has recommended that Momentive stockholders vote “FOR” the Company’s previously announced transaction with Zendesk, Inc. (NYSE: ZEN) at the upcoming Special Meeting of Stockholders (the “Special Meeting”).

Momentive issued the following statement in response to the report:

We are pleased that ISS supports our Board’s unanimous recommendation to vote “FOR” the transaction with Zendesk. The recommendation from ISS recognizes the thorough and robust process led by our highly qualified, independent Board of Directors, as well as our commitment to identifying opportunities that maximize stockholder value. Customer intelligence has never been more important, and combining with Zendesk is the next natural step for Momentive. We look forward to working to complete our transaction with Zendesk and unlocking value for our customers and stockholders.

As announced on October 28, 2021, Zendesk and Momentive have entered into a definitive agreement under which Zendesk will acquire Momentive in an all-stock transaction. Under the terms of the agreement, Momentive stockholders will receive 0.225 shares of Zendesk stock for each share of Momentive stock that they own. The Momentive Board of Directors unanimously recommends that stockholders vote “FOR” all proposals relating to the transaction with Zendesk.

Momentive has scheduled the Special Meeting to approve the proposed transaction with Zendesk for February 25, 2022. All stockholders of record as of the close of business on January 3, 2022 are entitled to vote at the Special Meeting.

Stockholders who have questions about how to vote or need additional assistance may contact Innisfree M&A Incorporated, Momentive’s proxy solicitor, by calling toll-free at (877) 825-8772 (from the U.S. and Canada) or (212) 750-5833 (from other locations).

About Momentive

Momentive (NASDAQ: MNTV - formerly SurveyMonkey) is a leader in agile experience management, delivering powerful, purpose-built solutions that bring together the best parts of humanity and technology to redefine AI. Momentive products, including GetFeedback, SurveyMonkey, and Momentive brand and market insights solutions, empower decision-makers at 345,000 organizations worldwide to shape exceptional experiences. More than 20 million active users rely on Momentive to fuel market insights, brand insights, employee experience, customer experience, and product experience. Ultimately, the company’s vision is to raise the bar for human experiences by amplifying individual voices. Learn more at momentive.ai.

Forward-Looking Statements

This communication may contain forward-looking statements, including about the completion of the proposed acquisition of Momentive by Zendesk (the “Transaction”), the financial outlook, growth, products and strategy of Momentive and the combined company following the Transaction and the potential synergies and other benefits of the Transaction. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the Transaction are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction are not obtained; current or future litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the occurrence or timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; adverse effects of failing to consummate or terminating the Transaction on Momentive’s and Zendesk’s businesses; difficulties and delays in integrating Momentive’s and Zendesk’s businesses following the Transaction; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021. Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The registration statement was declared effective on January 7, 2022 and the definitive joint proxy statement/prospectus was sent to Zendesk stockholders and Momentive stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT / PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Katie Miserany

Momentive Communications

pr@momentive.ai

Gary J. Fuges, CFA

Momentive Investor Relations

investors@momentive.ai